Exhibit 17

DAVID OWEN

September 16, 2014

By Email

Robert A. Solberg

Chairman of the Board of Directors

Hyperdynamics Corportion

12012 Wickchester Lane, Suite 475

Houston, Texas 77079

Dear Bob:

This will confirm my resignations, effective today, as a member of the Board of Directors of Hyperdynamics Corporation and all committees of the Board.

It is obvious to me that the Company will have to substantially reduce its cash outflows and in that process there will need to be reductions in the size of the Board commensurate with the size of the Company. As part of that process I have decided to resign from the Board, but I will still remain a shareholder.  I believe these reductions should begin as soon as possible, and accordingly, I have decided to resign from the Board effective today.

Sincerely,

David Owen